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MAR 02 2009

Washington, DC
106

SEC ISSION

09059670

3/11

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 14145

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Univest Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 N. Main Street
(No. and Street)

Souderton	PA	18964
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Darren G. Johnson — 215-721-2549
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

1601 Market Street	Philadelphia	PA	19103-2499
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Kenneth D. Hochstetler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Univest Investments, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

SUBSCRIBED TO, AFFIRMED TO AND ACKNOWLEDGED BEFORE ME ON THIS 22 DAY OF January 2009.

NOTARY PUBLIC

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Victoria A. Murphy, Notary Public
Souderton Boro, Montgomery County
My Commission Expires Jan. 8, 2012
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNIVEST INVESTMENTS, INC.

Financial Statements and Supplementary Information

December 31, 2008

Table of Contents

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Independent Auditor's' Report

The Board of Directors
Univest Investments, Inc.

We have audited the accompanying statement of financial condition of Univest Investments, Inc. (the Company) as of December 31, 2008, and the related statement of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Univest Investments, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in Schedules I and II are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 26, 2009

UNIVEST INVESTMENTS, INC.

Statement of Financial Condition

December 31, 2008

Assets

Cash	$	689,450
Investments held for sale		914,019
Commissions receivable		137,100
Investment advisory fees receivable		3,500
Investment in unconsolidated subsidiary		1,792,140
Goodwill		2,958,208
Other intangible assets		1,845,506
Other assets		90,136
Total assets	$	8,430,059

Liabilities and Stockholders' Equity

Liabilities:		
Accrued wages payable	$	235,855
Accrued taxes payable		170,877
Other accrued expenses		42,344
Total liabilities		449,076
Stockholder's equity:		
Common stock, $1 par value. Authorized 20,000 shares; issued and outstanding 2,000 shares		2,000
Additional paid-in capital		6,669,900
Retained earnings		1,309,083
Total stockholder's equity		7,980,983
Total liabilities and stockholder's equity	$	8,430,059

See accompanying notes to financial statements.

UNIVEST INVESTMENTS, INC.

Statement of Income

Year ended December 31, 2008

Revenue:		
Commission income	$	2,305,906
Investment advisory fee income		68,410
Dividend income		40,419
Total revenue		2,414,735
Expenses:		
Commissions		1,182,924
Salaries and benefits		493,383
Other		186,818
Total expenses		1,863,125
Income before income tax expense		551,610
Income tax		230,070
Net income	$	321,540

See accompanying notes to financial statements.

UNIVEST INVESTMENTS, INC.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2008

		Common stock	Additional paid-in capital	Retained earnings	Total
Balance at December 31, 2007	$	2,000	3,859,520	987,543	4,849,063
Net income		—	—	321,540	321,540
Capital contribution		—	2,810,380	—	2,810,380
Balance at December 31, 2008	$	2,000	6,669,900	1,309,083	7,980,983

See accompanying notes to financial statements.

UNIVEST INVESTMENTS, INC.

Statement of Cash Flows

Year ended December 31, 2008

Cash flows from operating activities:		
Net income	$	321,540
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		1,562
(Increase) decrease in:		
Commissions receivable		(32,047)
Investment advisory fees receivable		15,685
Other assets		2,853
Increase (decrease) in:		
Accrued wages payable		38,828
Accrued taxes payable		(95,742)
Other accrued expenses		(67,456)
Net cash provided by operating activities		185,223
Cash flows from investing activities:		
Net cash paid due to acquisitions		(3,810,380)
Purchase of securities available for sale		(740,418)
Sales of securities available for sale		1,000,000
Capital expenditures		(1,760)
Net cash used in investing activities		(3,552,558)
Cash flows from financing activities:		
Capital contribution from parent		2,810,380
Net cash provided from financing activities		2,810,380
Net decrease in cash		(556,955)
Cash – beginning of year		1,246,405
Cash – end of year	$	689,450
Supplemental schedule of cash flow information:		
Cash paid during the year for income taxes	$	90,000
Assets acquired through acquisition		53,096
Goodwill and other intangibles due to acquisitions		1,999,144

See accompanying notes to financial statements.

(1) Business Activity

Univest Investments, Inc. (the Company), a wholly owned subsidiary of Univest Corporation of Pennsylvania (the Parent), is a registered broker-dealer in securities with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers. The Company, located in Souderton, Pennsylvania, primarily services customers that reside in eastern Pennsylvania.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain amounts reported in the financial statements and the accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results may differ from estimated amounts.

(b) Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and commissions receivable. The Company places its cash with a financial institution, which at times may be in excess of FDIC insurance limits. The Company's receivables represent commissions from completed securities trades.

(c) Securities Transactions

Securities and commodities transactions of the Company are recorded on a trade-date basis with the resulting receivables and payables classified as amounts due to or from brokers and dealers. Customers' securities and commodities transactions are recorded on a settlement-date basis with related commission income and expenses recorded on a trade-date basis.

The Company clears its securities transactions on a fully disclosed basis through Pershing (the clearing broker).

(d) Furniture and Equipment

All furniture and equipment are valued at cost. Depreciation is provided on straight-line and accelerated methods over estimated useful lives of five to seven years. Depreciation expense was $1,562 for 2008. Maintenance and minor repairs are charged to operations when incurred. When assets are retired or sold, the related costs and accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in the statement of income.

(e) Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate-return basis. The Company files its own state tax returns. In accordance with the Parent's Intercorporation Tax Sharing Agreement, the Company reimburses the Parent for all taxes generated by the Company on income included in the

(Continued)

Parent's consolidated federal income tax return. As of December 31, 2008, the Company owes $63 thousand to the Parent for 2008 federal income taxes.

(f) ***Goodwill and Intangible Assets***

In accordance with the Financial Accounting Standards Board SFAS No. 141, "Accounting for Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets," the Company ceased amortization of its goodwill and completed an annual impairment test for goodwill and other intangible assets. Identifiable intangible assets are evaluated for impairment if events and circumstances indicate a possible impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." There can be no assurance that future goodwill impairment tests will not result in a charge to earnings. Customer related intangibles are being amortized over their estimated useful lives of five to twelve years. As of December 31, 2008, the Company completed its transitional and annual impairment tests, and no impairment was noted.

(3) Acquisitions

On December 31, 2008, the Company acquired Allied Benefits, Inc. from the Trollinger Consulting Group, an independent actuarial, administrative, consulting and compliance company. Approximately $2.0 million was paid at closing with the remaining purchase price paid in annual installments over the three year period ended December 31, 2011 based on the achievement of certain levels of pre-tax income. The initial purchase price is payable in cash with the earn-out payments payable in Univest Corporation of Pennsylvania common stock or cash at the option of Univest. Based on the preliminary purchase price allocation, the Company recorded goodwill of $154 thousand and customer related intangibles of $1.8 million.

On December 31, 2008, the Company acquired TC Group Securities, Inc. from the Trollinger Consulting Group, an investment counseling firm that exclusively serves Municipal Pension Plan clients. Approximately $1.8 million was paid at closing with the remaining purchase price paid in annual installments over the three year period ended December 31, 2011 based on the achievement of certain levels of pre-tax income. The initial purchase price is payable in cash with the earn-out payments payable in Univest Corporation of Pennsylvania common stock or cash at the option of Univest. This acquisition was recorded as an investment in unconsolidated subsidiary at December 31, 2008, which will continue until all necessary approvals are received to merge the broker/dealer into the Company.

The total purchase price for both Allied Benefits, Inc. and TC Group Securities, Inc. will not exceed $8.8 million.

(Continued)

(4) Income Taxes

The components of income tax expense consist of the following:

Federal:		
Current	$	170,325
Deferred		2,985
		173,310
State:		
Current		56,760
Deferred		—
		56,760
Income tax expense	$	230,070

(5) Related-Party Transactions

The Parent and certain other affiliates provide administrative services, information systems support, internal audit services, and general support services. A management fee is paid to Univest National Bank and Trust Co. for such services. The management fee expense was $66,000 for 2008, which was included in Other Expenses in the Statement of Income for the year ended December 31, 2008.

(6) Employee Benefits

Substantially all employees are covered by a noncontributory retirement plan of the Parent. The plan provides benefits based on a formula of each participant's final average pay. All employees are covered by the 401(k) deferred salary savings plan of the Parent. This plan is a qualified defined contribution plan and provides that the Company make matching contributions as defined by the plan. The 401(k) deferred salary savings plan expense was $19,969 for 2008.

(7) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $561,345 which was $511,345 in excess of its required minimum net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 0.69 to 1. The Securities and Exchange Commission requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met.

SUPPLEMENTARY INFORMATION

Schedule I

UNIVEST INVESTMENTS, INC.

Computation of Net Capital Pursuant to Rule 15c3-1

Year ended December 31, 2008

Total stockholder's equity	$	7,980,983
Deduct nonallowable assets:		
Investment in subsidiary	$	1,792,140
Goodwill		2,958,208
Other intangible assets		1,845,506
Other assets		805,504
Total nonallowable assets		7,401,358
Net capital before haircuts on security positions		579,625
Haircuts on security positions		18,280
Net capital		561,345
Computation of basic net capital requirement:		
Minimum net capital required		50,000
Excess net capital	$	511,345
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$	516,437
Aggregate indebtedness		449,076
Ratio of aggregate indebtedness to net capital		0.69 to 1

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2008 Part IIA FOCUS filing.

See accompanying independent auditors' report.

UNIVEST INVESTMENTS, INC.

Statement Regarding Rule 15c3-3

December 31, 2008

The Company is not required to present the schedules "Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3 and Information for Possession of Control Requirements Pursuant to Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(ii) of that Rule.

See accompanying independent auditors' report.

KPMG

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Independent Auditors' Supplementary Report on Internal Control

The Board of Directors
Univest Investments, Inc.

In planning and performing our audit of the financial statements of Univest Investments, Inc. (the Company) as of and for the year ended December 31, 2008, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of rule 15c3-3. Because the Company does not carry securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2009

KPMG

UNIVEST INVESTMENTS, INC.

Financial Statements and Supplementary Information

December 31, 2008

(With Report of Independent Auditors' Report Thereon)